UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February, 2019
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on February 27, 2019.

City of Buenos Aires, February 27, 2019

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

MERCADO DE VALORES DE BUENOS AIRES S.A.
Sarmiento 299, 2nd floor
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Mart’n 344
City of Buenos Aires

Subject: Material information.
 Award of Goodwill transference

Ladies and gentlemen,

I am pleased to address You in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) to inform that within the framework of the National and International Public Bid No. CTBL 01/2018 (the “Bid”) called by INTEGRACION ENERGÉTICA ARGENTINA SOCIEDAD ANÓNIMA (“IEASA”), the Company was notified today that it is the awardee. The subject matter transaction of the Bid is the transference of goodwill composed by the productive unit formed by Central Termoeléctrica Brigadier López (the “Power Station”) and the real property on which the Power Station is located, which includes the following: a) The productive unit of the Power Station, which is formed by personal property, registered personal property, facilities, equipment, tools, supplies and other property assigned to the exploitation and operation of the Power Plant; b) The contractual position of IEASA in the executed agreements (which are described below); c) The permits and the authorizations in force related to the operation of the Power Plant; and d) CPSA’s obligation to take on the labor relationship with the transferred employees.

Currently, the Power Station has an installed capacity of 280 MW (Siemens technology TG). Cycle-closing works are at construction late-stage, and such power will reach 420 MW.
Among the agreements over which CPSA will take a contractual position on the Effective Date (i.e., April 1, 2019), the following are included: a) Turbogas Supply Agreement with CAMMESA for the supply of electrical energy, whose termination date will be on August 30, 2022; b) Turbosteam Supply Agreement with CAMMESA for the supply of electrical energy, with a duration of ten (10) years as from the commencement of its commercial operation; c) Financial Trust Agreement entered into by IEASA in its capacity as trustor, which agreement is aimed at financing the execution of the works of the open-air Power Station, d) Gas Transportation Agreement, e) Power Station Maintenance Agreement, f) Supplies Sales Agreement, g) Insurance Policies, and h) Other agreements.
With regard to the Trust Agreement, CPSA will take on the trustor capacity on the Effective Date. According to the estimated residual value as at April 1, 2019 informed by IEASA, the approximate balance is of USD 161 million (estimated technical value).
Moreover, on the Effective Date, CPSA will have to re-purchase debt securities from the Financial Trust, equivalent to the difference between: (i) The residual value of debt securities on the Effective Date, and (ii) The cash offer made by CPSA.
The total amount offered by CPSA in the Bid is of U$S165,432,500; which is composed by a minimum cash amount of U$S155,332,500; plus an amount of U$S10,100,000 payable through the Receivables from CAMMESA Without a Fixed due date (“LVFVD”) issued by CAMMESA, which are documented credits of CPSA.

With nothing further at present, I remain sincerely Yours.
_____________________________________
Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.